Filed by Choice Hotels International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wyndham Hotels & Resorts, Inc.

(Commission File No. 001-38432)

Choice Hotels International, Inc. (“Choice”) is using or making available the following communications through the website www.CreateValueWithChoice.com (the “microsite”), a website maintained by Choice providing information relating to the proposal Choice has made to acquire Wyndham Hotels & Resorts, Inc.:

Exhibit 1:	Updated “Additional Information” page of the microsite.

Exhibit 1.1:

Press Release titled “Choice Hotels Sets the Record Straight on Path to Regulatory Approval of Combination with Wyndham Hotels & Resorts,” dated January 10, 2024, linked in the Additional Information page of the microsite.

Exhibit 1.2:	Investor Presentation titled “Antitrust Investor Presentation,” dated January 10, 2024, linked in the Additional Information page of the microsite.

Exhibit 1.3:	Infographic titled “Antitrust Infographic,” dated January 10, 2024, linked in the Additional Information page of the microsite.